
07026522



STINA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007 and 2006

Unaudited

Notice to Reader:

The attached financial statements have been prepared by the Management of Stina Resources Ltd. and have not been reviewed by the auditors of Stina Resources Ltd.

STINA RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
JUNE 30, 2007 AND SEPTEMBER 30, 2006
(Unaudited)

ASSETS

		June 30 2007		September 30, 2006
CURRENT ASSETS				
Cash and equivalents	$	129,909	$	50,764
Short-term investments		-		150,000
Accounts receivable		33,140		18,783
Inventories (Note 3)		17,664		14,580
		180,713		234,127
EQUIPMENT (Note 4)		488		574
MINERAL PROPERTY INTERESTS (Note 5)		1,131,090		954,578
	$	1,312,291	$	1,189,279

LIABILITIES

CURRENT LIABILITIES				
Accounts payable	$	42,911	$	53,429
Due to related parties (Note 8)		11,504		23,144
		54,415		76,573
SHARE SUBSCRIPTION PAYABLE		68,000		-

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)		4,291,719		4,080,904
CONTRIBUTED SURPLUS (Note 6)		209,373		215,188
DEFICIT		(3,311,216)		(3,183,386)
		1,189,876		1,112,706
	$	1,312,291	$	1,189,279

Approved on behalf of the Board

Edward Gresko, Director

Sidney Mann, Director

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2007 AND 2006
(Unaudited)

	Three months ended June 30, 2007	Nine months ended June 30, 2007	Three months ended June 30, 2006	Nine months ended June 30, 2006
SALES	$ 16,953	$ 47,294	$ 22,640	$ 56,631
COST OF GOODS SOLD (Schedule 1)	4,723	13,420	6,215	16,205
GROSS PROFIT	12,230	33,874	16,425	40,426
EXPENSES				
Northern Sea's Expenses **(Schedule 2)**	20,232	63,149	18,531	66,483
Administration Expenses **(Schedule 3)**	28,582	101,461	16,263	120,290
	48,814	164,610	34,794	186,773
OTHER ITEM				
Interest income	1,785	2,906	197	2,016
NET LOSS FOR THE PERIOD	$ (34,799)	$ (127,830)	$ (18,172)	$ (144,331)
DEFICIT, at beginning of period	3,276,417	3,183,386	3,093,457	2,967,298
DEFICIT, at end of period	$ 3,311,216	$ 3,311,216	$ 3,111,629	$ 3,111,629
LOSS PER SHARE	$ (0.003)	$ (0.011)	$ (0.002)	$ (0.014)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	11,545,434	11,701,973	10,399,967	10,399,967

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2007 AND 2006
(Unaudited)

	Three months ended June 30, 2007	Nine months ended June 30, 2007	Three months ended June 30, 2006	Nine months ended June 30, 2006
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss	$ (34,799)	$ (127,830)	$ (18,172)	$ (144,331)
Add non-cash items:				
Amortization	29	86	36	108
	(34,770)	(127,744)	(18,136)	(144,223)
Net changes in other non-cash operating accounts				
Accounts receivable	(9,017)	(14,358)	(2,568)	(12,877)
Inventories	(4,230)	(3,084)	1,820	2,625
Accounts payable	(16,030)	(10,517)	14,051	13,389
	(64,047)	(155,703)	(4,833)	(141,086)
INVESTING ACTIVITIES				
Mineral interests	(171,097)	(176,512)	(56,743)	(239,585)
Short term investments	80,000	150,000	-	-
	(91,097)	(26,512)	(56,743)	(239,585)
FINANCING ACTIVITIES				
Issuance of share capital	205,000	205,000	-	-
Share subscription	68,000	68,000	52,000	52,000
Due to(from) related parties	(8,500)	(11,640)	-	-
	264,500	261,360	52,000	52,000
INCREASE (DECREASE) IN CASH	109,356	79,145	(9,576)	(328,671)
CASH, beginning of period	20,553	50,764	14,023	333,118
CASH, end of period	$ 129,909	$ 129,909	$ 4,447	$ 4,447

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2007 AND 2006
(Unaudited)

	Three months ended June 30, 2007	Nine months ended June 30, 2007	Three months ended June 30, 2006	Nine months ended June 30, 2006
OPENING INVENTORY	$ 13,434	$ 14,580	$ 14,256	$ 15,061
ADD:				
Purchases	1,006	2,114	-	876
Packaging and testing	7,505	13,461	4,249	12,318
Duty, freight and brokerage	442	929	146	386
	8,953	16,504	4,395	13,580
	22,387	31,084	18,651	28,641
LESS ENDING INVENTORY	(17,664)	(17,664)	(12,436)	(12,436)
COSTS OF GOODS SOLD	$ 4,723	$ 13,420	$ 6,215	$ 16,205

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2007 AND 2006
(Unaudited)

	Three months ended June 30, 2007	Nine months ended June 30, 2007	Three months ended June 30, 2006	Nine months ended June 30, 2006
SALES	$ 16,953	$ 47,294	$ 22,640	$ 56,631
COST OF SALES	4,723	13,420	6,215	16,205
	12,230	33,874	16,425	40,426
ADMINISTRATIVE EXPENSES				
Accounting	$ 46	$ 279	$ 49	$ 255
Advertising and promotion	-	874	601	2,307
Office	2,180	6,114	3,584	11,294
Product and market development	-	350	-	3,533
Rent	6,587	19,772	4,311	16,234
Shipping and postage	1,298	4,231	439	2,727
Telephone	1,441	4,094	1,003	3,561
Wages, commissions, and contract services	8,680	27,435	8,544	26,572
	$ (20,232)	$ (63,149)	$ (18,531)	$ (66,483)
OPERATING LOSS	$ (8,002)	$ (29,275)	$ (2,106)	$ (26,057)

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2007 AND 2006
(Unaudited)

	Three months ended June 30, 2007	Nine months ended June 30, 2007	Three months ended June 30, 2006	Nine months ended June 30, 2006
Accounting, audit and legal	$ 1,934	$ 25,886	$ 935	$ 27,057
Amortization	29	86	36	108
Bank charges and interest	617	916	330	988
Consulting	13,864	38,090	12,000	40,275
Office and sundry	2,281	3,881	3,073	5,723
Regulatory fees and shareholder info	1,563	6,663	1,237	40,212
Printing	-	-	-	581
Transfer agent	1,241	6,483	734	4,866
Travel and promotion	2,843	12,828	-	-
Wages	-	2,000	-	-
Loss (Gain) on exchange	4,210	4,628	(2,082)	480
	$ 28,582	$ 101,461	$ 16,263	$ 120,290

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2006.

2. NATURE OF OPERATIONS

The Company's primary operation is mineral exploration and development. The Company is also engaged in the health food and supplement products industry.

The Company has experienced continued operating losses and has an operating deficit since inception totalling $3,311,216 and a current working capital surplus of $126,298. These statements have been prepared on the going concern assumption, which contemplates that the Company will be able to realized the carrying value of its assets and discharge its liabilities in the normal course of business.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These interim financial statement include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

b) Cash and cash equivalents

Cash equivalents include money market based investments and guaranteed investment certificates where maturity is less than ninety days and that may be liquidated at the Company's options without significant penalty.

c) Mineral property interests

Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates the carrying value of each mineral interest for impairment on a reporting period basis, or as events and changes in circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows, and availability of funding as to whether carrying value has been impaired.

When future cash flows are not reasonably determinable, mineral interests are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

c) Mineral property interests (cont'd)

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or where management has determined that an impairment in value has occurred. For mineral property interests under option, the Company records only the costs incurred or committed in respect of work programs or amounts due in the reporting period for payment requirements necessary to maintain the options in good standing.

Proceeds of dispositions of partial mineral interest on properties are credited as a reduction of carrying costs. No profit is realized until all the related costs have been offset by disposition proceeds. If a property is placed into commercial production, accumulated costs to production will be amortized based on units of production.

d) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

e) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

f) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

g) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

h) Risk management

Credit and foreign currency risks are managed by policies developed by management. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration in trade receivables.

The Company is engaged in the mineral exploration field and manages related industry risk issued directly. The Company is at risk for environmental issues consistent with the mineral exploration and extraction industry and for fluctuations in commodity pricing.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

i) Amortization and tangible capital property

Tangible capital property is recorded at costs. Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

j) Stock based compensation

The Company follows the accounting guidelines of the Canadian Institute of Chartered Accountants (CICA) Handbook section 3870, Stock-based Compensation and Other Stock-Based Payments.

Under the guidelines, all new or repriced stock-based awards are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

k) Revenue recognition

Revenue from product sales is recorded upon product shipment and when collection is reasonably assured.

l) Basic and diluted loss per share

The Company follows CICA Handbook section 3500, in calculating earnings (loss) per share.

The standard requires the use of the treasury stock method for computing diluted earnings (loss) per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

Diluted loss per share has not been presented as the effect of all stock options and warrants outstanding at year end is anti-dilutive.

m) Financial Instruments

The Company's financial instruments consist of cash and equivalents, term investments, accounts receivable, and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying value due to their short-term maturity.

Management is not able to assess the fair value of financial instruments due to and from related parties as comparable arms length risk profiles, security, and repayment terms are not available.

Net smelter royalties and similar future entitlements or commitments are not considered to have measurable value until such time as the mineral interests to which they relate have reached the development or mining feasibility state.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

n) Asset retirement obligations

The Company follows CICA Handbook section 3110, relating to the recognition and disclosure of asset retirement obligations and associated asset retirement costs. Management has reviewed the anticipated obligations and retirement costs of long-lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated and has determined that there are no known or likely material quantifiable obligations to be recorded. The Company is currently in the exploration stage on its Nevada mineral property interest and has not determined whether significant site reclamation or environmental remediation costs will be required. The Company records liability for site reclamation, when determinable, on a systematic accrual basis in the period in which such costs, if any, can be reasonably determined.

o) Long-lived assets

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management's estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations by management's estimate of recoverable value. Assets held and available for sale or not in use are segregated and reported at lower of cost and recoverable amount.

3. INVENTORIES

	June 30 2007	September 30 2006
Inventories consist of:		
Raw materials	1,916	1,916
Finished goods	15,748	12,664
	17,664	14,580

4. EQUIPMENT

	June 30 2007			September 30 2006
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,942	237	279
Laboratory equipment	4,270	4,019	251	295
	7,449	6,961	488	574

5. MINERAL PROPERTY INTERESTS

On April 25, 2005, Company entered into a property option agreement with Vanadium International Co. ("Vanadium") to purchase up to a 50% undivided interest in 19 mining claims (the Bisoni McKay Vanadium Property) covering 392 acres, located in Nye County, Nevada, USA. The optioned claims are subject to a 2.5% Net Smelter Royalty (NSR) payable to the vendor.

To earn its interest, the Company is to make a series of cash payments totaling $250,000, issue 1,250,000 shares to Vanadium, and fund $700,000 of exploration activities, as follows:

Due	Cash payment		Common shares		Exploration Work	
Regulatory approval – June 3, 2005	$ 60,000	(paid)	-		-	
Within one year of approval	-		-		$ 150,000	(completed)
Within two years of approval	$ 90,000	(due)	625,000	(issued)	$ 200,000	
Within three years of approval	$ 100,000		625,000		$ 350,000	
	$ 250,000		1,250,000		$ 700,000	

The Company also has the right to acquire the remaining 50% interest, subject to a 2.5% NSR, within five years by paying US $2,000,000.

The Company staked an additional 18 claims in the area which are contiguous with the existing claims.

Mineral property acquisition and exploration expenditures have been incurred as follows:

Bisoni McKay Vanadium Property, Nevada, USA	2007
Acquisition costs	
Balance, beginning of year	$ 545,506
Incurred during the period	12,291
Balance, end of period	557,797
Exploration expenditures	
Balance, beginning of year	409,072
Assaying, transportation and field supplies	22,658
Consulting	34,730
Drilling	62,243
Permits and bonds	5,580
Metallurgical testing	33,460
Storage	5,550
Balance, end of period	573,293
Cumulative mineral interest expenditures	$1,131,090

The shares granted to Vanadium are subject to an escrow agreement. The shares are anticipated to be released from escrow over a 36 month period.

6. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

		Shares	Amount
Balance, September 30, 2005		10,399,967	$ 3,318,904
Issued (returned) during period:			
Shares	i)	625,000	450,000
Warrants exercised		1,200,000	312,000
Balance, September 30, 2006		12,224,967	$ 4,080,904
Escrow shares returned to treasury	ii)	(750,000)	-
Shares	iii)	137,500	192,500
Stock options exercised		25,000	12,500
Transfer from contributed surplus	iv)	-	5,815
Balance, June 30, 2007		11,637,467	$ 4,291,719

i) On September 19, 2006, the Company issued 625,000 common shares recorded at management's estimate of fair value of $0.72 per share pursuant to the property option agreement (Note 5). These shares are subject to a 36 month escrow time release agreement as follows:

Anticipated release dates	Shares for release	
June 14, 2006	62,500	(released)
December 14, 2006	93,750	(released)
June 14, 2007	93,750	
December 14, 2007	93,750	
June 14, 2008	93,750	
December 14, 2007	93,750	
	625,000	

ii) On December 4, 2006, a total of 750,000 escrow shares held by a director was cancelled and returned to treasury.

iii) On May 30, 2007 the Company completed a private placement of 137,500 shares at $1.40 per share.

iv) Fair value of stock options exercised during the period has been recorded to share capital.

b) Shares in escrow

375,000 shares (2006- 750,000) are held in escrow agreements.

c) Share purchase warrants

Number	Exercise Price	Expiry date
175,000	1.25	August 9, 2007

6. SHARE CAPITAL – CONT'D

d) Stock options and contributed surplus

As at June 30, 2007, a total of 899,994 employee stock options are outstanding at an exercise price of $0.50 per share, exercisable until May 18, 2010.

On May 18, 2005, the Company granted 924,994 stock options to directors, officers, and consultants. The fair value of these stock options has been recorded as stock based compensation expense and contributed surplus of $215,188 in a prior year.

The fair value of the options was estimated using the Black-Scholes option pricing model, under the following assumptions: Risk free interest rate 3.45%, volatility 92%, expected life of 5 years, and a 0% dividend yield.

7. RELATED PARTY TRANSACTIONS

During the period, sales commissions included in wages, commissions and contract services expense totalling $22,500 were paid to a director of the Company (2006 - $22,500) for product sales.

During the period, the Company incurred fees in the amount of $36,340 (2006 - $36,000) to a company owned by an officer of the Company for administrative services.

During the period the Company incurred product marketing fees of $0 (2006 – $3,534) to a company owned by an officer for new product exploration and marketing services?

Related party transactions with commercial substance have been recorded at their dollar exchange amount, which Management has determined approximates fair market value.

8. DUE TO RELATED PARTIES

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

	June 30 2007	September 30 2006
Due to related parties:		
Officer	(1,222)	(1,222)
Company controlled by a director	(1,122)	(8,622)
Company controlled by an officer	(9,160)	(13,300)
	(11,504)	(23,144)

The amounts due to related parties are non-interest bearing and have no specified terms of repayment.

9. SEGMENTED INFORMATION

In June of 2005, the Company completed its change of business application with regulatory authorities. The Company continues to sell and market natural alternative health food products for people and animals. The primary business of the Company is in mineral exploration and development.

2007

Operating segments	Mineral Exploration	Health Foods	Corporate & Other	Consolidated
Total revenue	-	$ 47,294	$ 2,906	$ 50,200
Segment gross profit	-	33,874	2,906	36,780
General and administrative expenses	-	63,149	101,461	164,610
Net Profit (Loss)	-	(29,275)	(98,555)	(127,830)
Identifiable assets	$ 1,131,090	$ 47,785	$ 133,416	$ 1,312,291

Geographical location	Canada	USA	Total
Customer sales	$ 27,437	$ 19,857	$ 47,294
Identifiable assets	$ 176,900	$ 1,135,391	$ 1,312,291

2006

Operating segments	Mineral Exploration	Health Foods	Corporate & Other	Consolidated
Total revenue	-	$ 56,631	$ 2,016	$ 58,647
Segment gross profit	-	40,426	2,016	42,442
General and administrative expenses	-	66,483	120,290	186,773
Net Profit (Loss)	-	(26,057)	(118,274)	(144,331)
Identifiable assets	$ 495,604	$ 37,883	$ 11,084	$ 544,571

Geographical location	Canada	USA	Total
Customer sales	$ 30,616	$ 26,015	$ 56,631
Identifiable assets	$ 42,314	$ 502,257	$ 544,571

10. COMPARATIVE FIGURES

Certain of the 2006 figures have been reclassifed to conform with current presentation.

11. SUBSEQUENT EVENTS

Subsequent to the end of June 30, 2007,

a) the Company issued 10,000 shares pursuant to the exercise of stock options for total proceeds of $5,000.

b) the Company issued 25,000 shares pursuant to the exercise of share purchase warrants for total proceeds of $31,250.

c) a total of 150,000 share purchase warrants exercisable at $1.25 expired.

STINA RESOURCES LTD.

Form 51-102F1
Management Discussion & Analysis
for the Quarter Ended
June 30, 2007

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271 / Fax: (416) 368-2635

STINA RESOURCES LTD.

REVIEW OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2007 AND UP TO THE DATE OF AUGUST 23, 2007

THIS REPORT DATED: AUGUST 23, 2007
This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2006, and internal financial statements for the quarters ending June 30, 2006, December 31, 2006 and March 31, 2007 which are incorporated by reference to this discussion.

1. NATURE OF BUSINESS:

Mineral Exploration
On June 3 2005 the Company received acceptance from the TSX Venture Exchange for a change of business from solely the alternative natural health food manufacturing and wholesaling business to include Mineral Exploration. The Company entered into an option agreement with Vanadium International Corp. for a 50% interest in 17 claims on the Bisoni McKay vanadium property in north central Nevada. The Company has staked an additional 18 claims in the area which are contiguous with the existing claims. (See section 3 below)

The key nature of business for the company now is the exploration of the Bisoni McKay Vanadium Property. The Company proceeded with the recommendations of a geological technical report prepared by JAMine in January 2005 (subsequently revised in April 2005, March 2006, and again in November 2006) with respect to the further exploration of the property.

Phase I of the recommended program was completed in early 2006 and, as of the date of this report, the Company is awaiting a final report from Hazen Research for initial test work conducted on samples from this property. The Company is also preparing to initiate Phase II of the recommended exploration and development work on the Bisoni McKay property.

Phase I included surface sampling on the entire property, reverse circulation and core drilling on specific key locations of the property, all associated fieldwork, sampling, assaying, and metallurgical test work to obtain preliminary information regarding possible recovery methods.

The Bisoni McKay Vanadium property is located in north central Nevada, just east of Eureka, in Nye County. The company, after entering into the option agreement with Vanadium International Co. in 2005, now holds rights to 36 mineral claims on the property.

Prior exploration, particularly reverse circulation drilling in the 1960's and 1970s was conducted on the property, however the results are too old and incomplete to be considered under Regulations 43-101, for the reporting of mineral reserves. Subsequently, in November 2004, Vanadium International Co. drilled two reverse circulation holes on the property, and completed extensive surface trench sampling.

Assays from the first reverse circulation hole (drilled in November 2004 by Vanadium International Co.) indicated a grade of 0.33% V_2O_5 (vanadium pentoxide) from 0 to 60 feet, and 0.27% from 235 to 285 feet.

Reverse Circulation and Core drilling on the property by Stina in 2005 showed very promising mineralization, including the following highlights:

a) 75 feet of 0.95% V2O5 contained within 323 feet of 0.46% V2O5, in DDH-BMK-05-01
b) 132 feet of 0.88% V2O5 contained within 345 feet of 0.53% V2O5 in DDH-BMK - 05-02
c) 116 feet of 0.60 V2O5 contained within 475 feet of V2O5 in DDH-BMK-05-03
d) 300 feet of 0.45% V2O5 in reverse circulation drill hole RC BMK-05-01
e) 120 feet of 0.55% V2O5 and 170 feet of 0.47% V2O5 in RC BMK-05-02
f) 120 feet of 0.55% V2O5 in RC BMK-05-03

RC = Reverse Circulation
DDH = Diamond Drill Hole (core hole)
BMK = Bisoni McKay

Assays for vanadium pentoxide (V2O5) from trench sampling were 35 feet of 0.21 per cent over 35 feet for trench 23, 0.24 per cent over 95 feet for trench 24 and 0.18 per cent over 40 feet for trench 25. Also, as previously reported, the company intends to use core drilling to twin Hecla's hole No. BMK18 which averaged 0.47 per cent V2O5 over the full length of 400 feet, and included 90 feet of 0.81 per cent V2O5 from 235 feet to 325 feet.

Exploration target and future work on the Bisoni McKay Vanadium Property

The objective of Phase II is to attempt to determine inferred and/or indicated reserves of vanadium pentoxide (V2O5) under the guidelines of Canadian Regulation 43-101, specifically on the north end of the property, where Phase I drilling showed strong grades and substantial drilling width.
Phase II will include 45 interval drill holes, totalling over 25,000 feet and 11 diamond drill holes (core) totalling over 6,500 feet on the Northern Section "A". An additional 5 reverse circulation holes, totalling 2,000 feet are planned for Southern Section "C" of the property.. Additionally, a Scoping Study and Preliminary Assessment are planned for Phase II, as well as further metallurgical testing with respect to possible vanadium recovery methods. (see section 3 below and subsequent events)

Based on Stina's 2005 drilling results, the historical 6.1 million tons estimation of mineralization was expanded to a 16 to 24 million ton mineralization target extending to 600 feet below surface with grades ranging from 0.5% V2O5 for the lower tonnage to 0.2% V2O5 for the higher tonnage. *(technical report revision March 2006 by JA Mine)*

There has been insufficient exploration at this time to define a mineral resource on the Bisoni McKay property, and it is uncertain as to whether, or not, further exploration will result in the discovery of a mineral resource on the property.

Stina has spent over $390,000 CAD on new drilling and exploration of the Property over the course of Phase I. The budget for Phase II is estimated at approximately $1.5M CAD.

Vanadium pentoxide (V2O5) is normally quoted in United States currency per pound. On December 1, 2006 the quoted price on the London Metals Exchange was approximately $ 8.10 (U.S.) per pound. A grade of 0.10 per cent V2O5 is equivalent to approximately 2.0 pounds of V2O5 per short ton (2,000 pounds).

Stina has recently drilled a further 12 reverse circulation holes totaling approximately 5,130 feet on Northern Section "A" and awaits assay results. (See Section 4 - Subsequent Events)

About Vanadium

Vanadium's principal use is as an alloying element in steel and the addition of small amounts of vanadium to ordinary carbon steel can significantly increase its strength and improve both its toughness and ductility. Such high-strength low-alloy (HSLA) steels are vital for high rise buildings, bridges, pipelines, aerospace technology, golf clubs and automotive/ truck manufacturing. Due to the inherent weight-saving qualities, HSLA steels are also much in demand by the space and defense programs. Today, about half of the world's steel manufacturing uses vanadium. Vanadium treated HSLA steels offer significant savings in processing through lower steel rolling temperatures, minimal heat treatment and increased strength-to-weight ratios. Other important uses of vanadium include its use in titanium alloys for high temperature applications such as aircraft turbine components. Vanadium is also used in the manufacturing of specific pharmaceuticals and is being used in large batteries that are being developed as power storage units where power supply is likely to be interrupted or service is deliberately intermittent.

See Section 3 and Section 4 below for Current Activities regarding the Bisoni McKay Nevada Vanadium Project, particularly with respect to exploration and drilling.

Natural Health Food Manufacturing and Marketing – Northern Seas Products

The company remains engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy. Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become a staple product of the company.

The overall sales of this company division (Northern Seas Products) to date have decreased by 11% comparatively to the same period in 2005 (year-end), mainly as a result of a continued decrease in human – line health food products.

2. OPERATIONS DETAIL AND FINANCIAL CONDITION:

(a) Acquisitions & Dispositions:
(See Exploration, News releases and Material Changes below – section 3)

(b) Selected Financial Information:
This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2006 and internal financial statements for the quarter ending June 2006, December 31, 2006 and March 2007 which are incorporated by reference to this discussion. The company management has discussed the current financial results for the period ending June 30, 2007 with the directors and officers of the company, and amongst themselves respectively.

Summary of Financial Years
The following table sets forth selected audited financial information of Stina resources Ltd. for the last three completed financial years.

	FISCAL YEARS ENDED		
	September 30, 2006	September 30, 2005	September 30, 2004
Total Revenue	$ 76,811	$ 89,356	$ 102,788
Gross Profit	$ 56,473	$ 62,272	$ 78,890
Operating Expenses	$ 274,577	$ 474,738	$ 167,197
Net Income (Loss)	$ (216,088)	$ (409,158)	$ (88,307)
Loss Per Share	$ (0.02)	$ (0.04)	$ (0.01)
Total Assets	$ 1,189,279	$ 623,513	$ 265,657

Summary of Quarterly Results
The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006
Total Revenue	$ 16,953	$ 16,433	$ 13,908	$ 20,180
Gross Profit	$ 12,230	$ 11,304	$ 10,340	$16,047
Oper. Expenses	$48,814	$ 76,088	$ 39,707	$ 87,805
Gain (Loss)	$ (34,799)	$ (63,664)	$ (29,367)	$ (71,758)
(Loss) Per Share	$ (0.003)	$ (0.006)	$ (0.002)	$ (0.006)
Total Assets	$1,312,291	$ 1,098,621	$ 1,152,080	$ 1,189,279
Total Liabilities	$ 54,415	$ 78,964	$ 68,741	$ 76,573
	QUARTERS ENDED			
	June 30, 2006 **	Mar. 31, 2006	Dec. 31, 2005	Sept, 2005
Total Revenue	$ 22,640	$ 16,199	$ 17,792	$ 11,886
Gross Profit	$ 16,425	$ 11,451	$ 12,550	$ 5,189
Oper. Expenses	$ 34,794	$ 88,764	$ 63,214	$ 79,822
Gain (Loss)	$ (18,172)	$ (76,674)	$ (49,485)	$ (66,325)
(Loss) Per Share	$ (0.002)	$ (0.007)	$ (0.005)	$ (0.04)
Total Assets	$ 554,571	$ 496,692	$ 554,021	$ 623,513
Total Liabilities	$ 122,108	$ 56,057	$ 36,712	$ 56,719

*** The quarter ending June 30, 2006* Total liabilities included $52,000 in share subscription advance, payment for purchase warrants in transit.

Expenditure Comparison and Variances – Stina Administration Division:

Expenditure Increases: $12,828 in Travel & Promotion, mainly as a result of increased travel requirements by an officer of the company; $2,000 in Wages & Benefits, as a result of hired temporary office services during the period; $1,617 in Transfer Agent Fees; $4,148 in Loss on Exchange.

Expenditure Decreases: $1,171 in Accounting, Audit & Legal expenses, mainly as a result of comparatively less activity during the fiscal year than in 2005; $33,549 in Regulatory Fees and Shareholder Information mainly as a result of comparatively less activity during the fiscal year than in the previous period; $2,815 in Consulting; $1,842 in Office & Sundry.

Expenditure Comparison and Variances – Mineral Exploration Division:

During the period Mineral Exploration Division expenditures totaling $176,512 were classified as Mineral Interest in company assets, for a total of $1,131,090 as of June 30, 2007

This total encompasses the following non-exploration expenditures:

Initial Payment to VIC	$60,000
Option Payment to VIC of 625,000 escrow shares	450,000
Additional staking costs not in original budget	26,556
Total	**$536,556**

During the year, mineral property exploration expenditures were incurred as follows:

Bisoni McKay Vanadium Property, Nevada, USA		**2007**
Acquistion costs		
Balance, beginning of year		$ 545,506
Incurred during period		12,291
Balance, end of period		557,797
Exploration expenditures		
Balance, beginning of year		409,072
Assaying, transportation and field supplies		22,658
Consulting		34,730
Drilling		62,243
Permits & Bonds		5,580
Metallurgical Testing		33,460
Storage		5,550
Balance, end of period		573,293
Cumulative mineral interest expenditures		**$ 1,131,090**

Total expenditures for the Phase I program were originally estimated at US $224,000 (approximately CAD $278,000), plus approximately US $30,000 (approximately CAD $37,200) for metallurgical testing. A 9% contingency rate had been established in these budgeted expenditures.

Total Cost Overruns – Phase I:
Additional staking expenditures had exceeded budgetary estimates by $2,656, mainly as a result of recently increased annual fees for the filing of the claims; Engineering, reporting and field work expenditures had exceeded budgetary estimates by $53,961, mainly as a result of additional requirements for engineers on-site and the on-site decision to drill additional diamond drill holes; Exploration drilling expenditures had exceeded budgetary estimates by $26,126, mainly as a result of increased drilling rig costs and the on-site decision to drill additional diamond drill holes, mobilization and fuel charges. Permits & Bonds expenditures had exceeded budgetary estimates by $3,583 mainly as a result of the full transfer of bond from Vanadium International to Stina; Assaying Costs have exceeded budgetary estimates by $2,435, mainly as a result of additional storage requirements at ALS Chemex.

Total Phase I expenditures were $80,721 (29%) over-budget. This budgetary overrun is primarily as a result of decisions made on-site to drill additional diamond core holes, increased drill rig and mobilization costs, and unforeseen requirements for additional engineers on-site, and additional fieldwork.

Additionally, a $90,000 option payment is due to Vanadium International Co. On January 23, 2007 the Company received a letter from Vanadium International expressing an extension for this payment.

Phase II:
A total of $62,243 was spent on drilling 12 additional reverse circulation holes on Northern Section A *(see section 3 – Current Exploration below)*
Additionally $34,730 was spent on geological consulting, $22,658 on transport and assaying, and $33,460 on metallurgical testing during the period.
Phase II is underway and a budget of $1.5M CAD has been estimated as a total cost for this phase.

Expenditure Comparison and Variances – Northern Seas Division:
Expenditure Increases: $3,538 in rent, due to rent increases; $1,504 in Shipping.
Expenditure Decreases: $5,180 in Office Expenditures; $3,183 in P&M Development; $1,433 in Advertising and Promotion.

Liquidity and Solvency
The company's liquidity will depend upon its ability to raise financing for the continued development of the Bisoni McKay property in addition to the ability to continue to market Northern Seas products at a profitable markup.

During the period ended June 30, 2007 over the same period in 2006 cash resources increased by $125,462 mainly as a result of financings during the quarter for Phase II and working capital allocation. At the period ending June 30, 2007 the Company had a working capital surplus of $75,494 (2006 – deficiency of $65,661)

Capital Resources

The company's liquidity will depend upon its ability to market Northern Seas' products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during 2005, raising a total of $150,000 in working capital, and another financing in 2006 raised a further $350,000 for use in the Bisoni McKay exploration project. Further financing totaling $192,500 was completed during the quarter.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring the future of the Northern Seas division. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.

In respect of the audit committee meeting on January 24, 2007 in which the year-end financial summary was reviewed with the company auditors, management has discussed with the directors of the company the need for increased control measures within the company. The Company plans to address these issues in the upcoming year and has discussed possible solutions with its auditors. (See section 5 below)

Summary of Securities

100,000,000 common shares without par value are authorized, of which 11,637,467 were issued and outstanding at June 30, 2007. 750,000 shares held in escrow by Sidney Mann expired in October 2000 according to the original agreement in 1990. These shares were cancelled on December 8, 2006.

Issued

		Shares	Amount
Balance, September 30, 2005		10,399,967	$ 3,318,904
Issued (returned) during period:			
Shares	i)	625,000	450,000
Warrants exercised			312,000
		1,200,000	
Balance, September 30, 2006		12,224,967	$ 4,080,904
Escrow shares returned to treasury	ii)	(750,000)	-
Shares	iii)	137,500	
			192,500
Stock options exercised		25,000	12,500
Transfer from contributed surplus	iv)	-	5,815
Balance, June 30, 2007		11,637,467	$ 4,291,719

i) On September 19, 2006, the Company issued 625,000 common shares recorded at management's estimate of fair value of $0.72 per share pursuant to the property option agreement (Note 5). These shares are subject to a 36 month escrow time release agreement as follows:

Anticipated release dates	Shares for release	
June 14, 2006	62,500	(released)
December 14, 2006	93,750	(released)
June 14, 2007	93,750	(released)
December 14, 2007	93,750	
June 14, 2008	93,750	
December 14, 2007	93,750	
	625,000	

The following share purchase warrants are outstanding at June 30, 2007:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2004	1,700,000	0.23	1.25
Granted	175,000	1.25	1.75
Exercised	(500,000)	0.23	-
Balance at September 30, 2005	1,375,000	0.39	1.0
Exercised	(1,200,000)	0.26	-
Balance at June 30, 2007	175,000	1.25	1.0

The share purchase warrants outstanding expire as follows:

Number of shares Shares	Expiry Date	Exercise Price $
175,000	August 9, 2007	1.25
175,000		

Stock options

Under the Company's Incentive Share Option Plan, the Company may grant options to employees, consultants and directors when the number of shares reserved does not exceed 10% of the issued and outstanding share capital at the date of grant. The exercise price of the options granted will be no less than the discounted market price of the Company's shares and the maximum term of the options will be 5 years.

The following stock options are vested and exercisable:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2004	-	-	-
Granted i)	924,994	0.50	5.0
Excercised ii)	25,000	0.50	-
Balance at September 30, 2005 And 2006	899,994	0.50	2.5

Each option entitles the holder to purchase one common share at an exercise price of $0.50 until May 18, 2010

The fair value of the options granted is estimated at $215,188 of $0.23 per option, and allocated as follows:

	2006/07 $	2005 $
Consultants	-	40,711
Directors and officers	-	174,477
	-	**215,188**

The fair value of the options was estimated using the Black-Scholes option pricing model under the following assumptions: Risk free interest rate 3.45%, volatility 92%, expected life of 5 years, and a 0% dividend yield.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted.

c) Related Party Transactions

During the period sales commissions included in wages, commissions and contract services expense totalling $22,500 (2006 - $22,500) were paid to a director of the Company for product sales.

During the period the Company incurred consulting fees in the amount of $36,339 (2005 - $36,113) payable to a company owned by an officer for administrative services.

d) Due To Related Parties

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

	June 30 2007	September 30 2006
Due to related parties:		
Officer	(1,222)	(1,222)
Company controlled by a director	(1,122)	(8,622)
Company controlled by an officer	(9,160)	(13,300)
	(11,504)	(23,144)

The amounts due to related parties are non-interest bearing and have no specified terms of repayment.

3. EXPLORATION, NEWS RELEASES & MATERIAL CHANGE REPORTS

On January 27, 2005 the company entered into an option agreement with Vanadium International Corp. (see news release dated January 27, 2005) to acquire 100% of the rights to 19 mining claims covering 392.6 acres, located in Nye county, Nevada, USA.

To earn its interest, the Company is required to make a series of cash payments totaling $250,000, issue 1,250,000 shares to Vanadium, as well as fund $700,000 of exploration activities, as follows:

Due	Cash payments		Common shares		Exploration Work	
Regulatory approval – June 3, 2005	$ 60,000	**(paid)**	-		-	
Within one year of approval	-		-		$ 150,000	**(completed)**
Within two years of approval	$ 90,000	**(due)**	625,000	**(issued)**	$ 200,000	**(initiated)**
Within three years of approval	$ 100,000		625,000		$ 350,000	
	$ 250,000		1,250,000		$ 700,000	

The Company also has the right to acquire the remaining 50% interest, subject to a 2.5% NSR, within five years of the agreement by paying US $2,000,000.

Exploration Events During the Prior Period

In September 2005 the Company contracted Kettle Drilling of Coeur d'Alene, Idaho and drilled 1,024 feet of diamond core drilling on the Bisoni McKay property. Included was a fence of three holes on the north end of the property, immediately adjacent to Vanadium International's second reverse circulation hole drilled in 2004, as well as adjacent to Hecla RC holes BMK 17, 18 and 19 respectively, each of which showed strong grades of V2O5 at various intervals.
Holes were drilled at angles of 45 degrees, 57.5 degrees and 66 degrees to the northwest.

A second fence of two diamond core holes was drilled on the southern end of the property adjacent to Vanadium International's first reverse circulation hole, and also to Hecla's RC holes BMK 6, 7 and 8 respectively. All four of these RC holes showed reasonable V2O5 grade at various intervals. This was the first diamond drilling ever conducted on the property.

Results of this diamond drilling showed very encouraging results from the northern fence, including grads much higher than from any other drilling on the property. (see news release dated October 18, 2005)

The results from the southern fence of diamond drilling were less encouraging. The Company encountered technical difficulties in drilling these two holes and eventually had to abandon the second hole of this fence. The angle of the holes was reduced to 35 degrees from the planned 57.5 degrees to attempt to overcome these difficulties. As a result, the Company believes that it may have overshot the zone of mineralization encountered the year before by Vanadium International in its reverse circulation drilling. At this time the Company released the results of further trench sampling at surface. (see news release dated October 26, 2005)

In November 2005, the Company contracted O'Keefe Drilling of Butte, MT to conduct approximately 3,600 to 4,000 feet of reverse circulation (RC) drilling, stepping out to the north and south of the two diamond drill fences. O"Keefe was the same drilling company contracted by Vanadium International Co to drill two RC holes in November 2004.

10 RC holes were drilled at 45 degrees to the northwest at step out intervals of 210 feet from the two diamond drill fences; 3 holes to the north of the northern fence, 3 to the south of the northern fence, and three holes drilled to the north of the southern diamond drill fence. One RC hole was drilled vertically in Trench ASC50.

Results from the three RC holes stepping out south of the northern diamond drill fence were released on November 29, 2005, and which were very encouraging to the Company. (see news release dated 11/19/05)

On January 11, 2006, the Company announced further drilling results from the northern section of the Bisoni McKay property. (see news release dated January 11, 2006)
These results were from three reverse circulation holes drilled at 210 foot step outs from the diamond drill fence drilled on the northern section in September 2005. Results from these three holes were very encouraging to the Company. The Company has now drilled into the main mineralization zone at the northern end of the claim block over a strike length of approximately 1,300 feet.

On February 8, 2006, the Company announced the completion of Phase I, and that the technical report prepared by JA Mine was being updated. (see news release dated February 8, 2006). At that time the Company also announced the proposed $1.35M USD Phase II for further exploration of the Bisoni McKay property, outlined by JA Mine. Phase II would include further core drilling and reverse circulation drilling totaling over 33,000 feet, metallurgical testing and a scoping study, focusing primarily on the north section of the property, where strong mineralization was encountered in Phase I, and also where mineralization definition was more easily assessed. In this press release the Company also announced the final results of reverse circulation drilling from the Phase I program, from holes drilled south of the northern drilling section, which were received as very acceptable. The Company has initiated plans for financing of this Phase II program.

In March 2996 the Company received an updated Technical report from JA Mine with recommendations to proceed to Phase II of the exploration of the Bisoni McKay vanadium property in Nevada. This report presented the following conclusions and recommendations in summary:

Conclusions

(i) the results of Phase I add substantially to the 2004 exploration results and available historic data and documentation contained in Technical Report 2005, thus confirming that the Bisoni McKay Property is a vanadium prospect of merit on which further exploration and development is warranted, in particular, at Northern Area "A" and Southern Area "C";

(ii) in Northern Area "A", the vanadium mineralization is stratabound and strataform within carbonaceous shale over a strike length exceeding 2,000 ft with much of the former carbonaceous shale oxidized near surface. Overall widths of oxidized and unoxidized zones have not been established but appear to range up to a combined width of 360 ft;

(iii) in Northern Area "A" , the mineralization will probably be up to four times larger than the target of 4.0 and 6.0 million st extending to 150 and 200 ft below the surface, postulated in Technical Report 2005, and over a significantly shorter strike length. The new target can be expressed as 16 million to 24 million st with a grade ranging to 0.5% V_2O_5 for the lower tonnage, and 0.2% V_2O_5 for the higher tonnage, extending to ± 600 ft below surface. The potential quantities and grades within the aforestated range are conceptual in nature since there has been insufficient exploration to define a Mineral Resource, as defined within NI 43-101, on the Bisoni McKay Property;

(iv) in Southern Area "B", the stratabound mineralization intersected in the Woodruff Formation ranged in thickness from 45 to 150 feet along a trend of about 1,100 ft of carbonaceous shale. At the south end of the area at Trench AS50C intersected host rocks have been structurally disrupted in a pattern that has yet to be completely understood;

(v) the existence of a pronounced supergene blanket of vanadium enrichment at and below the redox boundary has not been verified. Most of the vanadium distribution appears to be primary-syngenetic with some minor redistribution/redeposition; and

(vi) the trenches sampled on the area labeled Southern Area "C", indicate the presence of at least 1,200 feet of vanadiferous strata.

Recommendations:

(i) further surface mapping, using the Global Satellite Imagery (GSI) obtained in 2005, as a base. Surface surveying is also recommended to determine extremities of claim boundaries and lay out base and section lines in Northern Area "A" and Southern Area "C".

(ii) drilling 11 core holes and 45 RC holes, totalling 6,530 ft and 24,760 ft, respectively in Northern Area "A".
The combination of core and RC drilling in Northern Area "A" is designed to provide sufficient data for resources to be estimated in compliance with Canadian National Instrument 43-101. The infill drilling within Northern Area "A" will be carried out at approximately 105 ft (± 32 m) centers, over approximately 2,000 ft of strike length, and provide data to ± 600 ft below surface;

(iii) drilling five (5) RC holes at 210 ft centers (± 65 m) as preliminary exploration over 840 ft of strike length in Southern Area "C";

(iv) mineralogical and metallurgical test work on samples collected from core and RC drilling in Phase I. The test work should be carried out on discrete samples from oxidized, transition and fresh rock zones; and

(v) staking

The estimated costs for Phase II are CAD $1.5 million and the duration is expected to be between six and nine months, subject to availability of drilling rigs.

The updated Technical Report was submitted to the TSX Venture Exchange and is also available on the Company website at www.stinaresources.com.

In April 2006 the Company contracted Hazen research of Colorado for the metallurgical and leach testing of vanadium from core and reverse circulation drilling on the Bisoni McKay property in the fall of 2005. (see news release dated April 6, 2006)
Hazen carried out mineralogical characterization to determine the mode of occurrence of vanadium, followed by two sets of tests on samples from three zones: the oxidized zone (mudstone), the transition zone (mudstone to carbonaceous shale) and the unoxidized zone (carbonaceous shale).

The tests comprised of:

(i) direct acid leaching with sulfuric acid, at two grinds and at two temperatures, for a total of 12 experiments; and
(ii) roasting experiments, with at least four roasting conditions for samples from each zone, followed by appropriate leaching, either alkaline or acidic, i.e., a minimum of 12 roasting/leaching experiments.

The tests were designed to define the steps and conditions needed to obtain reasonable vanadium extraction and examine the reagent consumptions in leaching and roasting, and thus develop the first stages of a process flowsheet. The cost of the testing was $US 49,500.

Current Exploration – Phase II

The Company received final test results in January 2007, and a report on recovery of oxidized vanadium pentoxide using an acid pug/ leach recovery method, including some results as high as 95%. Test results on transition and carbonaceous material showed recovery as high as 70% and 75% of vanadium pentoxide using a roast/ leach recovery method. Hazen Research also recommended further metallurgical test work to continue the refinement of these processes, as well as explore other recovery options. (see news release dated February 6, 2007)

In May 2007, the Company contracted O'Keefe Drilling of Boise, ID to conduct reverse circulation (RC) drilling on Northern Section "A" of the Bisoni McKay property, with respect to target drill sites outlined in the technical report by JA Mine, revised in November 2006. A total of 12 RC holes were drilled according to schedule, for a total of 5,130 feet. (see news release dated May 23, 2007)

This drilling campaign was comprised of step-out holes at 100 foot intervals directly north for 700 feet along strike length from core hole fence DDH-05-1/2/3. Additionally, drilling was conducted parallel to the immediate west by 100 feet and north by 700 feet. The result of this campaign is a section approximately 700 feet long by 100 feet wide, with 100 foot intervals, immediately to the north of core hole fence DDH-05 and inclusive of RC holes BMK-05-04, BMK-05-05 and BMK-05-06 drilled by the Company in 2005. (see map below)


NORTHERN SECTION "A"
BISONI MCKAY PROPERTY
New RC in-fill holes
RC BMK 05-06
RC BMK 05-05
RC BMK 05-04
Service Road
RC-04-02
N
DDH BMK 05-01
Previous Holes
New RC Holes

Drilling Results

Results of the twelve holes have been summarized in Table 1 below. The results of Hole N[os.] RC BMK 07-01 through RC BMK 07-12 show values for vanadium (V), vanadium pentoxide (V_2O_5) and contained V_2O_5 in pounds per short ton (lb/st).

(See news release dated June 20/07)

Table 1						
Description	**Interval (feet)**			**V**	**V_2O_5**	**V_2O_5**
	From	**To**	**Length**	(%)	(%)	(lbs/st)
Hole N°· RC BMK 07-01 – declined 45°, azimuth N288°, length 220 feet.						
Siltstone, fine-grain, oxidized.	0	5	5	.165	.259	5.89
Siltstone, med. grain, oxidized	**5**	**140**	**135**	**.196**	**.351**	**7.02**
Siltstone/Sandstone	135	220	80	.021	.038	0.78
Total hole			220	.132	.236	4.71
Hole N°· RC BMK 07-02 – declined 45°, azimuth N288°, length 320 feet.						
Siltstone, oxidized	0	45	45	.149	.266	5.33
Siltstone/Carbonaceous Shale	**45**	**245**	**200**	**.188**	**.336**	**6.72**
Carbonaceous shale	245	320	75	.054	.097	1.93
Total hole			320	.149	.270	5.40

Hole N°· RC BMK 07-03 – declined 45°, azimuth 288°, length 450 feet.						
Siltstone, gray-tan, oxidized	0	35	35	.111	.197	3.95
Siltstone/Carbonaceous Shale	**35**	**385**	**350**	**.262**	**.468**	**9.36**
Including Carb. Shale	**55**	**295**	**240**	**.288**	**.515**	**10.29**
Carbonaceous Shale	385	450	65	.177	.315	6.31
Total hole			450	.238	.425	8.50
Hole N°· RC BMK 07-04 – declined 45°, azimuth N288°, length 400 feet.						
Silstone, tan-gray, fine-grain, oxidized.	0	135	135	.045	.080	1.61
Siltstone/Shale, white-gray-black, silicified,	**135**	**355**	**220**	**.222**	**.396**	**7.91**
Including Carb. shale	**270**	**355**	**85**	**.269**	**.497**	**9.59**
Shale, carbonaceous, pytitic.	355	400	45	.123	.220	4.39
Total hole			400	.151	.269	5.39
Hole N°· RC BMK 07-05 – declined 65°, azimuth N288°, length 320 feet.						
Siltstone,tan, oxidized	0	55	55	.103	.184	3.67
Siltstone, tan-gray, oxidixed	55	225	170	.243	.435	8.69
Including Siltstone, finegrain	**105**	**225**	**120**	**.262**	**.468**	**9.36**
Carbonaceous shale	225	320	65	.089	.159	3.19
Total hole			320	.174	.310	6.19
Hole N°· RC BMK 07-06 – declined 90°, azimuth N288 °, length 625 feet.						
Siltstone/Sandstone, oxidized	0	195	195	.041	.073	1.47
Carbonaceous shale	**195**	**465**	**270**	**.211**	**.380**	**7.52**
Including	**260**	**355**	**95**	**.239**	**.430**	**8.52**
Including	**395**	**460**	**65**	**.304**	**.540**	**10.86**
Carbonaceous shale	465	625	160	.063	.119	2.24
Total hole			625	.121	.216	4.32

Hole N°. RC BMK 07-07 – declined 90°, azimuth N288°, length 645 feet.						
Siltstone, yellow-gray, oxidized	0	145	145	.030	.053	1.06
Siltstone/Carbonaceous Shale	**145**	**380**	**235**	**.214**	**.382**	**7.63**
Including	**240**	**280**	**40**	**.251**	**.447**	**8.95**
Including	**325**	**380**	**55**	**.265**	**.474**	**9.48**
Carbonaceous shale	380	645	265	.028	.050	1.01
Total hole			645	.096	.172	3.43
Hole N°. RC BMK 07-08 – declined 45°, azimuth N288°, length 400 feet.						
Siltstone, fine-grain, oxidized	0	110	110	.072	.129	2.58
Siltstone/Carbonaceous shale	**110**	**365**	**255**	**.263**	**.470**	**9.39**
Including, silstone	**125**	**175**	**50**	**.320**	**.572**	**11.44**
Including, carb. shale	**245**	**355**	**110**	**.283**	**.505**	**10.10**
Carbonaceous shale	365	400	35	.081	.145	2.90
Total hole			400	.195	.348	6.95
Hole N°. RC BMK 07-09 – declined 45°, azimuth N288°, length 480 feet.						
Siltstone, med. grain, oxidized	0	160	160	.083	.149	2.98
Silstone/Carbonaceous shale	**160**	**330**	**170**	**.437**	**.437**	**8.74**
Including	**205**	**330**	**95**	**.455**	**.455**	**9.09**
Carbonaceous Shale	330	480	150	.055	.099	1.98
Total hole			480	.132	.235	4.71
Hole N°. RC BMK 07-10 – declined 45°, azimuth N288°, length 300 feet.						
Siltstone, tan, oxidized	0	100	100	.094	.168	3.35
Silstone/Carbonaceous shale	**100**	**300**	**200**	**.318**	**.567**	**11.34**
Including	**200**	**295**	**95**	**.362**	**.647**	**12.93**
Total hole	**295**	**300**	**300**	**.243**	**.434**	**8.68**
Hole N°. RC BMK 07-11 – declined 65°, azimuth N288°, length 480 feet						
Siltstone, tan, oxidized	0	130	130	.043	0.077	1.54
Siltstone/Carb. shale	**130**	**345**	**215**	**.266**	**.475**	**9.51**
Including	**170**	**240**	**70**	**.358**	**.639**	**12.77**
Carbonaceous shale	345	480	135	.149	.265	5.31
Total Hole			480	.173	.308	6.17
Hole N°. RC BMK 07-12 – declined 45°, azimuth N288°, length 300 feet.						
Siltstone, tan, oxidized	0	5	5	.129	.230	4.61
Siltstone, tan, fine grain, oxidized	**5**	**210**	**205**	**.207**	**.370**	**7.40**
Including	**70**	**100**	**30**	**.291**	**.519**	**10.37**
Including	**175**	**210**	**135**	**.258**	**.402**	**8.05**
Carbonaceous shale	210	300	90	.034	.061	1.22
Total hole		300		.028	.050	1.00

4. SUBSEQUENT EVENTS

The Company issued 10,000 shares pursuant to the exercise of stock options for total proceeds of $5,000.

The Company issued 25,000 shares pursuant to the exercise of share purchase warrants for total proceeds of $31,250.

A total of 150,000 share purchase warrants exercisable at $1.25 expired.

As of the date of this report, no other third party agreements have been entered into by the Company.

5. OTHER

Controls over disclosure and financial reporting

Under multi-lateral instrument 52-109 management is now required to certify that they have caused the company to design suitable controls over external disclosure and financial reporting. Management must also undertake reviews of the effectiveness of such controls and discuss areas of significant weakness and the associated risks as well as their plans to address them.

The company has not had sufficient financial resources to maintain dedicated internal financial reporting and qualified professional accounting personnel. Accordingly, financial reporting controls and internal transaction controls are designed and provided primarily by management with limited involvement from external consultants and professionals. This approach has been determined by management to be the most cost effective to date. However, controls may not be as strong as other entities with access to greater resources.

Management and the audit committee have identified areas that need to be improved as the company expands its scope of operations and strives to meet current market and regulatory expectations relating to the effectiveness of controls.

Identified areas of control weaknesses to be addressed include:

Payment authorization and signing authorities
Timely bookkeeping and account classifications and reconciliations
Supplementing ongoing expertise in GAAP and disclosure requirements
Segregation of duties
Management override of controls
Governance processes and clarification of duties.

When control weaknesses are identified there is increased risk of release of inappropriate disclosures. There is also increased risk of misstatement in financial reporting through errors, omissions or fraudulent activity that could occur and go undetected. Management is addressing with the directors of the company, the need for increased control measures. The Company plans to address these issues in the upcoming year and intends to direct additional resources to improving the identified deficiencies and overall control environment and governance processes within the company.

STINA RESOURCES LTD. CORPORATE INFORMATION

Head Office
Ste 13 – 465 King Street East
Toronto, ON M5A 1L6
Contact: Edward Gresko
Tel: (416) 368-2271 Fax: (416) 368-2635
E-Mail: info@stinaresources.com
Websites: **www.stinaresources.com, www.northern-seas.com, www.petwonder.com**

Directors and Officers
Edward Gresko, President/Director
Sidney Mann, Treasurer/Director
Robert Cuffney, Director
George Weinstein, Director
Jim Wall, Secretary/ Controller
Zigurts Strauts, Consultant

Registrar and Transfer Agent
Pacific Corporate Trust Company
510 Burrard Street
Vancouver, BC V6C 3B9

Solicitors
Fang & Associates
Ste 1925 - 700 W. Georgia St.
Vancouver, B.C. V7Y 1A1

Auditors
Dale, Matheson, Carr-Hilton, Labonte, CA's
#1700 – 1140 W. Pender Street
Vancouver, B.C.V6E 4G1

Listing
TSX Venture Exchange
Symbol: SQA
12g3-2(b): 82-2062

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially form the expected results.


END